Exhibit 21.1

Subsidiaries of the Registrant

Deli Solar Holding Ltd.
Beijing Deli Solar Technology Development Co., Ltd.

Indirect Subsidiaries of the Registrant

Bazhou Deli Solar Heating Energy Co., Ltd.
Beijing Ailiyang Solar Energy Technology Co., Ltd.
Shenzhen PengSangPu Solar Industrial Products Corporation
Tianjin Huaneng Group Energy Equipment Co., Ltd.